

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
CF/AD5
100 F STREET, NE
WASHINGTON, D.C. 20549-3561

DIVISION OF
CORPORATION FINANCE

November 30, 2006

Via Mail and Fax

Javier Segovia Serrano
Chief Executive Officer
Grupo TMM, S.A.
Avenida de la Cuspide, No. 4755
Colonia Parques del Pedregal,
14010 Mexico City, D.F., Mexico

> **RE: Grupo TMM, S.A.**
> **Form 20-F: For the Year Ended December 31, 2005**
> **Form 6-K: Furnished July 28, 2006**
> **File Number: 333-14194**

Dear Mr. Segovia:

   We have reviewed your correspondence dated November 27, 2006, and have the following comments. We believe you should revise future filings in response to these comments. If you disagree, we will consider your explanation as to why a revision is unnecessary. Please be as detailed as necessary in your explanation. We also ask you to provide us with further information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Please file your response to our comments via EDGAR, under the label "corresp," within ten business days from the date of this letter.

Response Letter Dated November 27, 2006

1. Refer to your responses to comment numbers 2 and 10. Please consider expanding your disclosure in regard to income tax expense consistent with the details contained in the responses. This should include disclosure of the basis for material changes in the valuation allowance. In regard to the reconciliation of income tax expense reported in the notes to the financial statements, disclose a separate line item for each material component consistent with those indicated in your response. Refer to Rule 4-08(h)(1)(ii)(B) and (2) of Regulation S-X for guidance in this regard.

2. Refer to your response to comment number 4. Please correct in future filings the misclassification indicated in part "a" of the response in regard to restricted cash. Additionally, disclose within cash flows from operating activities individual or

related items as separate line items to the extent material relative to net cash flows therein. For example, it appears that accrued interest and combined amounts associated with taxes indicated in parts "b" and "c" of your response each should be separately presented for better transparency.

3. Refer to your responses to comment numbers 6 and 7. Please disclose the details consistent with your responses in regard to the gain on the sale of Grupo TFM reported in the statement of income (comment 6) and the sale of shares of subsidiaries reported in the statement of cash flows (comment 7). Additionally, explain to us why the net amount of the 18 million shares sold to KCS of $300.2 million (at $19.26 per share equals $346.7 million, less related expenses of $46.5 million) indicated in your response to comment 6 differs from the net amount of the sale of these shares of $359.9 million indicated in the response to comment 7.

4. Refer to your response to comment number 8. Please disclose the details for allocating administrative expenses consistent with the response.

5. Refer to your response to comment number 13. It appears the net $73.7 million for the VAT settlement indicated in the response was contingent purchase consideration received in the sale of Grupo TFM to KCS. In this regard, please classify the net amount received in 2006 in this regard as "sale of share of subsidiaries" within the "investing" section of the statement of cash flows in the Form 20-F consistent with the prior year reporting or explain to us why this is not appropriate.

You may contact Doug Jones at 202-551-3309 with any questions. You may also contact me at 202-551-3812.

Sincerely,

Michael Fay
Accounting Branch Chief

cc: Juan Fernandez Galeazzi, Chief Financial Officer